Exhibit 99.2
KU6 MEDIA CO., LTD.
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100020, People’s Republic of China
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON May 26, 2011
PROXY STATEMENT
General
We are soliciting the proxy on behalf of our board of directors (the “Board”) for use at the extraordinary general meeting of shareholders to be held on May 26, 2011 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The extraordinary general meeting will be held at Boardroom I, Business Centre, 3/F, Harbour Grand Kowloon, 20 Tak Fung Street, Hunghom, Kowloon, Hong Kong.
This proxy statement is available to shareholders beginning on May 12, 2011 and the form of proxy is first being mailed to shareholders on or about May 12, 2011.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the extraordinary general meeting and voting in person. Attendance at the extraordinary general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Wu Zheng, Bruno, our Chairman of the Board, if you hold our ordinary shares, or to Citibank, N.A., if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on April 20, 2011 are entitled to vote at the extraordinary general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of April 1, 2011, 3,481,336,198 of our ordinary shares, par value US$0.00005 per share, were issued and outstanding, of which approximately 1,553,948,500 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of the issued ordinary shares of Ku6 entitled to vote at the meeting will constitute a quorum.
Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting by holders of ordinary shares at the extraordinary general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.
The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://ir.ku6.com/irwebsite/index.php. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Ordinary Shares
Holders of ordinary shares should vote by either attending the meeting in person or by mailing the Proxy Card to us as instructed therein. The Proxy Card should be mailed to us at Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, as soon as possible to ensure receipt by us before May 26, 2011.
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of such holder. If no specific instructions are given by such holders, the shares will be voted “FOR” each proposal recommended by our Board and in the proxy holder’s discretion as to other matters that may properly come before the extraordinary general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the Notice of the extraordinary general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, to the extent practicable, to vote or cause to be voted the amount of shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all of the shares represented by the ADSs, only Citibank, N.A. may vote those shares at the extraordinary general meeting.
Citibank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the extraordinary general meeting, there may be nothing you can do.
If (i) the ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Citibank, N.A. from a holder of ADSs by May 23, 2011 at 10:00 a.m., New York City time, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the extraordinary general meeting to vote in favor of each proposal recommended by our Board and against each proposal opposed by our Board.

PROPOSAL 1
CHANGE OF KU6’S AUTHORIZED SHARE CAPITAL
AND AMENDMENT TO KU6’S EXISTING MEMORANDUM OF ASSOCIATION TO CHANGE KU6’S
AUTHORIZED SHARE CAPITAL
The Proposal
To approve the change of authorized share capital of Ku6 to US$600,000 divided into 12,000,000,000 ordinary shares of par value US$0.00005 each, and to delete Clause 6 of the existing Memorandum of Association of Ku6 in its entirety and replace it with the following:
“6. The share capital of the Company is US$600,000 divided into 12,000,000,000 ordinary shares of a nominal or par value of US$0.00005 each.”
Consequences if the Proposal is Not Approved
If this Proposal 1 is not approved by Ku6’s shareholders, Ku6 will not have sufficient authorized ordinary shares to complete the Share Issuance (defined below) and Pipi Acquisition (defined below), and will not have sufficient authorized ordinary shares to be issued upon conversion of the 3% senior convertible bond.
Required Vote
The affirmative vote of a majority of the shareholders holding at least two-thirds of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal. We have been informed by Shanda Interactive Entertainment Limited (“Shanda Interactive”), which beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares) as of April 1, 2011, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
Recommendation
The Board believes that it is in the best interests of Ku6’s and its shareholders that the shareholders approve to the change of Ku6’s authorized share capital.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVING THE CHANGE OF KU6’S
AUTHORIZED SHARE CAPITAL AND AMENDMENT TO THE EXISTING MEMORANDUM OF
ASSOCIATION TO CHANGE KU6’S AUTHORIZED SHARE CAPITAL

PROPOSAL 2
AMENDMENTS TO THE MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION TO
CHANGE ALL REFERENCES TO KU6’S NAME IN THE EXISTING MEMORANDUM OF
ASSOCIATION AND ARTICLES OF ASSOCIATION
The Proposal
To amend Ku6’s existing Memorandum of Association and Articles of Association to change all references to the name of the Company in the existing Memorandum of Association and Articles of Association to Ku6 Media Co., Ltd.
Consequences if the Proposal is Not Approved
If this Proposal 2 is not approved by Ku6’s shareholders, Ku6’s name in the existing Memorandum of Association and Articles of Association will not change to Ku6 Media Co., Ltd.
Required Vote
The affirmative vote of a majority of the shareholders holding at least two-thirds of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal. We have been informed by Shanda Interactive, which beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares) as of April 1, 2011, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
Recommendation
The Board believes that it is in the best interests of Ku6’s and its shareholders that the shareholders approve to the amendments to change all references to the name of Ku6 in the existing Memorandum of Association and Articles of Association of Ku6.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENTS TO THE
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION TO CHANGE ALL
REFERENCES TO KU6’S NAME IN THE EXISTING MEMORANDUM OF ASSOCIATION AND
ARTICLES OF ASSOCIATION

PROPOSAL 3
SALE, ALLOTMENT AND ISSUANCE OF 1,538,461,538 ORDINARY SHARES OF KU6 TO SHANDA
MEDIA GROUP LIMITED
General Description of the Transactions
You are being asked to approve a proposal to effect an issuance of 1,538,461,538 ordinary shares of par value US$0.00005 each of Ku6 Media Co., Ltd. (“Ku6” or the “Company”), at a per share price of US$0.0325 (or US$3.25 per ADS) (the “Share Issuance”) to Shanda Media Group Limited (formerly known as Shanda Music Group Limited), or Shanda Media, pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between Ku6 and Shanda Media (the “Share Purchase Agreement”).
Shanda Media is a wholly owned subsidiary of Shanda Interactive. Shanda Interactive is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video.
As of April 1, 2011, Shanda Interactive beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares). Immediately following the completion of the Share Issuance and prior to the Pipi Acquisition (defined below), Shanda Interactive will beneficially own approximately 66.4% of our total outstanding ordinary shares (including ADSs representing ordinary shares).
Summary of the Share Purchase Agreement
The following is a summary of the material provisions of the Share Purchase Agreement.
Number of Ordinary Shares to be Issued; Purchase Price
Shanda Media agrees to purchase from Ku6 and Ku6 agrees to sell, allot and issue to Shanda Media 1,538,461,538 ordinary shares of Ku6 at a per share price of US$0.0325 (or US$3.25 per ADS). The US$3.25 per ADS price represents a 1.0% discount to the average closing price of Ku6’s ADSs for the 15 consecutive trading days immediately prior to April 1, the date of the Share Purchase Agreement.
Closing of the Share Issuance
The closing of the Share Issuance will take place, as soon as possible, but in no event later than five business days after satisfaction of the closing conditions set forth in the Share Purchase Agreement (described below), or at such other time as the parties may agree. The Share Purchase Agreement may be terminated at any time prior to the closing by mutual written agreement of Shanda Media and Ku6.
Representations and Warranties
Ku6 makes customary representations and warranties, some of which are qualified by materiality or knowledge qualifiers, to Shanda Media relating to corporate existence and power, corporate authorization, governmental authorization, noncontravention, valid issuance of shares and litigation.
Conditions to the Closing of the Share Issuance
The obligation of Shanda Media to consummate the Share Issuance is subject to customary closing conditions, including the unanimous approvals by the independent directors of Ku6 and the approval by Ku6’s shareholders in a duly convened shareholders meeting:

Ku6’s Reasons for the Transactions
The Board formed an independent committee comprised of three independent directors to evaluate and negotiate the terms of the Share Issuance. After engaging in negotiations with Shanda Media and taking into consideration the factors discussed below, the independent committee concluded that the Share Issuance is in the best interests of Ku6 and its shareholders and approved the Share Issuance. In reaching its determination, the independent committee considered a number of factors, including the following:
•
Ku6’s need for a significant capital infusion by the end of the second quarter of 2011 in order to continue as a going concern, in light of its limited current cash levels and current and projected monthly cash burn rates;

•
the financial terms of the transaction, including the fact that the consideration of US$0.0325 per share (or US$3.25 per ADS price) represents a 1.0% discount to the average closing price of Ku6’s ADS for the 15 consecutive trading days immediately prior to April 1, the date of the Share Purchase Agreement;

•	its judgment that the consideration of US$0.0325 per share (or US$3.25 per ADS price) was the highest price that could be negotiated with Shanda Media;
•	its judgment that searching for an alternative investor instead of entering into an agreement with Shanda Media would be unlikely to yield a superior proposal on a timely basis, if at all;
•
its judgment that other financing options, including Ku6’s at-the-market offering or possible registered direct or other offerings considered by the Board, would be unlikely to raise a significant amount of capital on a timely basis, if at all, in light of general market and liquidity conditions, the market price and trading volume of Ku6’s ADSs;

•	that the significant capital infusion from the Share Issuance would enable Ku6 to continue as a going concern and is anticipated to improve its short-term and long-term business prospects; and
•	its assessment of the competitive and market environments in which Ku6 operates and the near-term and long-term business prospects for Ku6.
Regulatory Matters
The Share Issuance is not subject to any material regulatory requirement or approval, other than those described in this proxy statement relating to NASD Marketplace Rules.
Consequences if the Proposal is Not Approved
If this Proposal 3 is not approved by Ku6’s shareholders, we will not complete the Share Issuance, and as a result, we will not receive the cash injection contemplated by the Share Purchase Agreement.
Required Vote
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal. We have been informed by Shanda Interactive, which beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares) as of April 1, 2011, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
Recommendation
The Board believes that it is in the best interests of Ku6’s and its shareholders that the shareholders authorize the sale, allotment and issuance of 1,538,461,538 ordinary shares of par value US$0.00005 each to Shanda Media.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE SALE, ALLOTMENT AND ISSUANCE OF 1,538,461,538 ORDINARY SHARES TO SHANDA
MEDIA GROUP LIMITED

PROPOSAL 4
SALE AND ISSUANCE OF US$50,000,000 3% SENIOR CONVERTIBLE BOND TO SHANDA MEDIA
GROUP LIMITED AND THE ALLOTMENT AND ISSUANCE OF ORDINARY SHARES OF KU6 UPON
CONVERSION OF SUCH CONVERTIBLE BOND
General Description of the Transactions
You are being asked to approve a proposal to effect a sale and issuance of US$50,000,000 aggregate principal amount of 3% senior convertible bond at face value (the “Bond Issuance”) to Shanda Media, pursuant to the Senior Convertible Bond Purchase Agreement dated as of April 1, 2011 by and between Ku6 and Shanda Media (the “Bond Purchase Agreement”) and the future allotment and issuance, if any, of the ordinary shares issuable upon conversion of the 3% senior convertible bond.
Summary of the Share Purchase Agreement
The following is a summary of the material provisions of the Bond Purchase Agreement.
Terms of the Convertible Bond
Shanda Media agrees to purchase from Ku6 and Ku6 agrees to sell to Shanda Media US$50,000,000 aggregate principal amount of 3% senior convertible bond at face value. The bond will mature in three years after issuance and bear interest at a rate of 3% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2011. Beginning 6 months after issuance and at any time before maturity, the bond will be convertible into ordinary shares of Ku6 at a price of US$0.03925 per ordinary share (or US$3.925 per ADS), representing a 19.6% premium to the average closing price of Ku6’s ADSs for the 15 consecutive trading days immediately prior to April 1, the date of the Bond Purchase Agreement, subject to customary anti-dilution adjustments.
Closing of the Bond Issuance
The closing of the Bond Issuance will take place, as soon as possible, but in no event later than five business days after satisfaction of the closing conditions set forth in the Bond Purchase Agreement (described below), or at such other time as the parties may agree. The Bond Purchase Agreement may be terminated at any time prior to the closing by mutual written agreement of Shanda Media and Ku6.
Representations and Warranties
Ku6 makes customary representations and warranties, some of which are qualified by materiality or knowledge qualifiers, to Shanda Media relating to corporate existence and power, corporate authorization, governmental authorization, noncontravention, valid issuance of bond and litigation.
Conditions to the Closing of the Bond Issuance
The obligation of Shanda Media to consummate the Bond Issuance is subject to customary closing conditions, including the unanimous approvals by the independent directors of Ku6 and the approval by Ku6’s shareholders in a duly convened shareholders meeting:
Ku6’s Reasons for the Transactions
The Board formed an independent committee comprised of three independent directors to evaluate and negotiate the terms of the Bond Issuance. After engaging in negotiations with Shanda Media and taking into consideration the factors discussed below, the independent committee concluded that the Bond Issuance is in the best interests of Ku6 and its shareholders and approved the Bond Issuance. In reaching its determination, the independent committee considered a number of factors, including the following:

•
Ku6’s need for a significant capital infusion by the end of the second quarter of 2011 in order to continue as a going concern, in light of its limited current cash levels and current and projected monthly cash burn rates;

•
the financial terms of the transaction, including the 3% per annum interest rate and the fact that the conversion price of US$0.03925 per ordinary share (or US$3.925 per ADS) represents a 19.6% premium to the average closing price of Ku6’s ADSs for the 15 consecutive trading days immediately prior to April 1, the date of the Bond Purchase Agreement.

•	its judgment that the 3% per annum interest rate and the conversion price of US$0.03925 per ordinary share (or US$3.925 per ADS) were the best terms that could be negotiated with Shanda Media;
•	its judgment that searching for an alternative investor instead of entering into an agreement with Shanda Media would be unlikely to yield a superior proposal on a timely basis, if at all;
•
its judgment that other financing options, including Ku6’s at-the-market offering or possible registered direct or other offerings considered by the Board, would be unlikely to raise a significant amount of capital on a timely basis, if at all, in light of general market and liquidity conditions, the market price and trading volume of Ku6’s ADSs;

•	that the significant capital infusion from the Bond Issuance would enable Ku6 to continue as a going concern and is anticipated to improve its short-term and long-term business prospects; and
•	its assessment of the competitive and market environments in which Ku6 operates and the near-term and long-term business prospects for Ku6.
Regulatory Matters
The Bond Issuance is not subject to any material regulatory requirement or approval.
Consequences if the Proposal is Not Approved
If this Proposal 4 is not approved by Ku6’s shareholders, we will not complete the Bond Issuance, and as a result, we will not receive the cash injection contemplated by the Bond Purchase Agreement.
Required Vote
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal. We have been informed by Shanda Interactive, which beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares) as of April 1 2011, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
Recommendation
The Board believes that it is in the best interests of Ku6’s and its shareholders that the shareholders authorize the sale and issuance of US$50,000,000 aggregate principal amount of 3% senior convertible bond to Shanda Media and the allotment and issuance of ordinary shares of par value US$0.00005 each of Ku6 upon conversion of such convertible bond.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE SALE AND ISSUANCE OF US$50,000,000 AGGREGATE PRINCIPAL AMOUNT OF 3% SENIOR
CONVERTIBLE BOND TO SHANDA MEDIA GROUP LIMITED AND THE ISSUANCE OF ORDINARY
SHARES OF KU6 UPON CONVERSION OF SUCH CONVERTIBLE BOND

PROPOSAL 5
ALLOTMENT AND ISSUANCE OF 2,212,114,257 ORDINARY SHARES OF KU6 IN CONNECTION
WITH THE ACQUISITION OF HANGZHOU SOUSHI NETWORKING CO., LTD.
General Description of the Transactions
You are being asked to approve a proposal to effect an allotment and issuance of 2,212,114,257 ordinary shares of Ku6 to the shareholders of Hangzhou Soushi Networking Co., Ltd., a limited liability company formed under the laws of the PRC (“Pipi”), in connection with the acquisition of Pipi by Ku6 (the “Pipi Acquisition”), pursuant to the Equity Purchase Agreement dated as of April 20, 2011 by and among Ku6, the shareholders of Pipi and Pipi (the “Equity Purchase Agreement”).
Pipi is one of the leading P2P based internet video platforms in China. Through its website pipi.cn and its client-side software PIPI Player, it provides both live broadcasting and on-demand viewing of a variety of content such as movies, TV serial dramas, sports broadcasts, games and competitions, cartoons, variety shows, current news reports and financial news reports in China.
Summary of the Equity Purchase Agreement
The following is a summary of the material provisions of the Equity Purchase Agreement.
Structure of the Pipi Acquisition; Consideration
If this proposal 5 is approved by our shareholders at the extraordinary general meeting or any adjournment thereof, at the closing, the current shareholders of Pipi will transfer or cause to be transferred to Ku6 or one or more persons designated by Ku6 all the equity interest in Pipi, in exchange for 2,212,114,257 newly issued ordinary shares of Ku6 in the aggregate. Immediately following the completion of the Pipi Acquisition, Ku6 will control 100% of the equity interest in Pipi.
Shanghai Shanda Networking Co., Ltd., or Shanda Networking, a company formed under the laws of the People’s Republic of China and controlled by Shanda Interactive, holds 32% of the equity interest in Pipi. Pursuant to the Equity Purchase Agreement, Shanda Networking will transfer its 32% equity interest in Pipi to Ku6 or one or more persons designated by Ku6, and in exchange, Ku6 will issue 707,876,562 ordinary shares to Shanda Media, a current shareholder of Ku6 and an entity controlled by Shanda Interactive. Immediately following the completion of the Share Issuance and Pipi Acquisition, Shanda Interactive will beneficially own approximately 43.98% of our total outstanding ordinary shares (including ADSs representing ordinary shares).
Closing of the Pipi Acquisition
The closing of the Pipi Acquisition will take place, as soon as possible, but in no event later than five business days after satisfaction of the closing conditions set forth in the Equity Purchase Agreement (described below), or at such other time as the parties may agree. The Equity Purchase Agreement may be terminated (i) at any time prior to the closing by mutual written agreement of Ku6 and Pipi, and(ii) by either Ku6 or Pipi if the closing is not consummated on or before June 30, 2011.
Representations and Warranties
Each of the current shareholders of Pipi makes customary representations and warranties, some of which are qualified by materiality or knowledge qualifiers, to Ku6 relating to legal status and power, authority, governmental authorization, noncontravention, ownership of equity interest, and litigation.
Each of the current shareholders of Pipi, other than Shanda Networking, and Pipi makes customary representations and warranties, some of which are qualified by materiality or knowledge qualifiers, to Ku6 relating to corporate existence and power, corporate authorization, governmental authorization, noncontravention, capitalization, compliance with laws, litigation, tax matters and intellectual property.

Interim Operation Covenants
Prior to closing of the Pipi Acquisition, each of the current shareholders of Pipi will cause Pipi and the subsidiaries of Pipi, to conduct their respective businesses in the ordinary course consistent with past practice and to use their reasonable best efforts to preserve intact their respective business organizations and relationships with third parties and to keep available the services of their respective present officers and employees.
Conditions to the Closing of the Pipi Acquisition
The parties’ obligations to consummate the Pipi Acquisition are subject to customary closing conditions, including the shareholders of Ku6 having approved the issuance of the Ku6 ordinary shares to the current shareholders of Pipi pursuant to this Proposal 5.
Ku6’s Reasons for the Transactions
An independent committee of the Board comprised of three independent directors evaluated and negotiated the terms of the Pipi Acquisition, and the independent committee engaged KPMG Advisory (China) Limited (“KPMG”) as its financial advisor. After conducting due diligence on Pipi and engaging in negotiations with the current shareholders of Pipi, including Shanda Networking and taking into consideration the factors discussed below, the independent committee concluded that the Pipi Acquisition is in the best interests of Ku6 and its shareholders and approved the Pipi Acquisition.
In approving the Equity Purchase Agreement, the independent committee relied on information (including financial information) relating to Pipi, the regulatory environment and the industry fundamentals. In reaching its determination, the independent committee considered a number of factors, including the following:
•
its belief that the Pipi Acquisition will make Ku6 the first internet television company with large-scale operations in both browser and video player in China, that there will be more opportunities to achieve synergies going forward, and that as a result of the Pipi Acquisition, Ku6 will be better positioned to compete effectively in the continually expanding online video advertising market in China;

•	the terms of the Equity Purchase Agreement;
•
the financial analyses and the oral opinion of KPMG, subsequently confirmed in writing, to the independent committee, as of April 20, 2011, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in the written opinion, as to the fairness to Ku6, from a financial point of view, of the consideration to be paid by Ku6 in the Pipi Acquisition pursuant to the Equity Purchase Agreement; and

•	its assessment of the competitive and market environments in which Ku6 operates and the near-term and long-term business prospects for Ku6.
Regulatory Matters
The Pipi Acquisition is not subject to any material regulatory requirement or approval.
Consequences if the Proposal is Not Approved
If this Proposal 5 is not approved by Ku6’s shareholders, we will not complete the Pipi Acquisition.
Required Vote
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal. We have been informed by Shanda Interactive, which beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares) as of April 1, 2011, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.

Recommendation
The Board believes that it is in the best interests of Ku6’s and its shareholders that the shareholders authorize the allotment and issuance of 2,212,114,257 ordinary shares of par value US$0.00005 each of Ku6 to the current shareholders of Pipi, in connection with the acquisition of Pipi by Ku6.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ALLOTMENT AND ISSUANCE OF 2,212,114,257 ORDINARY SHARES OF KU6 IN CONNECTION
WITH THE ACQUISITION OF HANGZHOU SOUSHI NETWORKING CO., LTD.

PROPOSAL 6
AMENDMENTS TO KU6’S EXISTING ARTICLES OF ASSOCIATION TO CLARIFY THAT
DIRECTORS SHALL BE RE-ELECTED ANNUALLY
The Proposal
To amend Ku6’s existing Articles of Association by inserting the following new Article 96(c) immediately after the existing Article 96(b):
“Each Director who is elected at an annual general meeting of shareholders shall hold office until the next annual general meeting of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office pursuant to Article 94.
Any Director appointed by the Board to fill a casual vacancy shall hold office only until the first general meeting of the Company after his appointment and be subject to re-election at such meeting. Any Director appointed by the Board as an addition to the existing Board shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election.”
Consequences if the Proposal is Not Approved
If this Proposal 6 is not approved by Ku6’s shareholders, the proposed Article 96(c) will not be inserted into Ku6’s existing Articles of Association
Required Vote
The affirmative vote of a majority of the shareholders holding at least two-thirds of the shares present in person or represented by proxy and voting at the extraordinary general meeting will be required to approve this proposal. We have been informed by Shanda Interactive, which beneficially owned approximately 51.6% of Ku6’s outstanding ordinary shares (including ADSs representing ordinary shares) as of April 1, 2011, that it intends to vote or cause to be voted all of its ordinary shares and ADSs in favor of this proposal.
Recommendation
The Board believes that it is in the best interests of Ku6’s and its shareholders that the shareholders approve to the proposed amendment to the existing Articles of Association.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENTS TO KU6’S
EXISTING ARTICLES OF ASSOCIATION TO CLARIFY THAT DIRECTORS SHALL BE ELECTED
ANNUALLY

SHAREHOLDER COMMUNICATIONS WITH
THE BOARD OF DIRECTORS
The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:
1)
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual director by mail to Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China, Attention: Chief Financial Officer.

2)
Our Chief Financial Officer will be responsible for the first review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our Board has identified as correspondence which may be retained in our files and not sent to directors.

Our Board has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to our directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to our directors.

3)
The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the Chief Financial Officer will provide to our Board a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our Board.

ACCESS TO CORPORATE GOVERNANCE POLICIES
We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at http://ir.ku6.com/irwebsite/index.php. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to Attention: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China.
OTHER MATTERS
We know of no other matters to be submitted to the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board of Directors

Bruno Wu
Chairman of the Board of Directors

Dated: May 10, 2011